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                                                                    Exhibit 99.4

CONTACTS:

LORUS THERAPEUTICS INC.             CANADIAN MEDIA CONTACT:             US MEDIA CONTACT
Corporate Communications            Eliza Walsh                         Jennifer Taylor
Grace Tse                           Mansfield Communications Inc.       Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380        Tel: (416) 599-0024                 Tel: (212) 370-5045
Email: ir@lorusthera.com            Email: eliza@mcipr.com              Email: jennifer@mcipr.com

        LORUS THERAPEUTICS ANNOUNCES INTERIM CLINICAL RESULTS OF GTI-2040 IN COMBINATION CHEMOTHERAPY FOR THE TREATMENT OF RENAL CELL CANCER

                - Further clinical development plans to proceed -

TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, JANUARY 12, 2004 - Lorus Therapeutics Inc. ("Lorus") announced today interim results from a recently conducted exploratory Phase II clinical trial of GTI-2040 in patients with advanced, end-stage renal cell cancer in the United States. This trial was a single-arm pilot study examining the safety and efficacy of GTI-2040 used in combination with the anticancer agent capecitabine. To date, data have been collected on 21 patients evaluable for tumor assessment. One patient is still receiving treatment after eight months of therapy with GTI-2040 and capecitabine. Four additional patients will be accrued.

The majority of patients had failed two or more prior therapies before entering the study, exhibited extensive metastases, and were representative of a population with very poor prognostic outcome in renal cell cancer. In the present clinical study, few treatment-related toxicities outside of those already known to occur with the test drugs were observed. Unaudited data analysis showed that more than half of the 21 evaluable patients in this study exhibited disease stabilization, ranging up to eight months. Tumor shrinkages of index tumors compared to baseline measurements were observed in some patients. A full assessment of tumor responses will be completed and a final independent review of results will occur following conclusion of the study.

                                     (more)

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Lorus' objective is to further the clinical development of its lead antisense drug, GTI-2040 in renal cell cancer with the intention of progressing the drug into a definitive Phase II/III registration program. The drug would be studied in early stage rather than late stage renal cell cancer in combination with a cytokine, as these are agents commonly used in the first or second-line clinical setting. This decision also reflects recent promising preclinical data, showing positive antitumor efficacy in combination with cytokines like interleukin and interferon. Discussions with leading clinical experts on the design of the investigation are underway, but will likely include a pharmacokinetic and disease response analysis of GTI-2040 in combination with a first-line approved therapy versus first-line therapy alone, in previously untreated, newly diagnosed patients.

"We are encouraged by initial clinical evidence in this single-arm trial of disease stabilizations and tumor shrinkages in a heavily-pretreated and multiple-relapsed population," said Dr. Jim Wright, chief executive officer of Lorus. "Lorus has decided to move development of GTI-2040 to a first or second-line indication in renal cell cancer, rather than end-stage disease. We believe this approach provides the greatest opportunity to demonstrate the anticancer activity of GTI-2040 in renal cell cancer, and the potential to enhance the commercial value of the drug."

Renal cell carcinoma is the most common type of kidney cancer with more than 190,000 cases diagnosed annually across all countries. The majority of patients are over the age of 40. More than 90,000 patients die annually from this disease worldwide. The age-adjusted world incidence in renal cell carcinoma has been increasing steadily at an annual rate of approximately two per cent. Advanced renal cell cancer is typically resistant to chemotherapy, with reported response rates of less than 10 percent. Current treatments include the cytokines interferon, and interleukin-2, however tumor response rates for these agents are low, in the range of 15 per cent.

About GTI-2040

GTI-2040 is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation. It has also been described as a malignant determinant that is elevated in a wide range of tumors, and through deregulation can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential. GTI-2040 showed significant antitumor activity against many different human tumors in preclinical studies. In addition to the clinical trial in renal cell cancer described above, GTI-2040 is currently the subject of a Clinical Trial Agreement with the United States National Cancer Institute (NCI) under which GTI-2040 will be tested in combination chemotherapy in six different clinical trials. Three of these trials have been initiated including treatment of metastatic breast cancer at the University of California, Davis Cancer Center; acute myeloid leukemia at the Ohio State University Medical Center and non-small cell lung cancer at Princess Margaret Hospital in Toronto, Canada. The three remaining clinical trials to be initiated with NCI sponsorship will investigate GTI-2040 in colon cancer, prostate cancer, and a variety of solid tumors.

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About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical developments and marketing may be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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